VICI PROPERTIES 1 LLC

8329 W. Sunset Road, Suite 210

Las Vegas, Nevada 89113

September 28, 2017

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck Rahul Patel Office of Real Estate and Commodities

Re:

VICI Properties 1 LLC and Co-Applicants

Application for Qualification of Indenture on

Form T-3 With Respect to First Priority Floating Rate Senior Secured Notes due 2022

File No. 022-29020

and

Application for Qualification of Indenture on

Form T-3 With Respect to 8.0% Second Priority Senior Secured Notes due 2023

File No. 022-29021

Ladies and Gentlemen:

We refer to (i) the Application for Qualification of Indenture on Form T-3 with respect to First-Priority Senior Secured Floating Rate Notes due 2022, originally filed on July 8, 2016 (File No. 022 29020) (as amended) and (ii) the Application for Qualification of Indenture on Form T-3 with respect to 8.0% Second-Priority Senior Secured Notes due 2023, originally filed on July 8, 2016 (File No. 022 29021) (as amended) (together, the “Forms T-3”), of VICI Properties 1 LLC (the “Company”) and the Co-Applicants named therein.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company and the Co-Applicants hereby request acceleration of the effective date of the above referenced Forms T-3 to 3:00 p.m. Eastern Time, on Friday, September 29, 2017, or as soon as possible thereafter.

Please contact Carol Anne Huff or Ana Sempertegui of Kirkland & Ellis LLP at (312) 862-2163 and (312) 862-2312, respectively, as soon as the Forms T-3 have been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

VICI PROPERTIES 1 LLC

By:	/s/ John Payne
Name: John Payne Title: President

cc:	Carol Anne Huff
Ana Sempertegui
Kirkland & Ellis LLP